COMMERCIAL SERVICES AGREEMENT

This agreement is dated April 18, 2011, by and between Emerald Peak Minerals, L.L.C. (“Emerald”), and Peak Minerals Inc. (“Peak”).

Emerald is the owner of the following five potash leases (the “State Leases”) issued by the Utah School and Institutional Trust Lands Administration (“SITLA”) located within Millard County, Utah:

1.	ML-51483	-	1,283.24 acres
2.	ML-51479	-	640 acres
3.	ML-51480	-	1,286.24 acres
4.	ML-51481	-	1,280 acres
5.	ML-51482	-	1,920 acres

Peak was the winning bidder on the potash leases at the competitive lease auction held by the Utah Office of the Bureau of Land Management (“BLM”).  Peak will receive the rights to 95,171.76 acres of Federal potash leases located adjacent to, and within the same lake bed, as the State Leases.

In consideration of the terms, conditions, covenants, and provisions of this Agreement, Emerald and Peak mutually covenant and agree as follows:

1.           Unit Agreement and Unit Operating Agreement.  At the time Peak is awarded the BLM leases, the parties will negotiate toward the unitization of the leases.  The unit will be formed through the negotiation and acceptance of a Unit Agreement by SITLA and the BLM.  In connection with the formation of the unit, Emerald and Peak also agree to enter into a standard form Unit Operating Agreement.  The Unit Operating Agreement will contain the terms and conditions whereby Peak will be designated as Unit Operator and will perform extraction and sales services for the entire unitized lands on behalf of the non-operators, including Emerald.

2.           Conveyance of Overriding Royalty Interests.  Emerald shall be entitled to receive a 7.5% overriding royalty interest beginning in year 2015 on all potash production allocated to the State Leases under the Unit Agreement.  The interest shall be calculated in the same manner as the royalty reserved to SITLA in the State Leases.

3.           Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Utah, without giving effect to any law, rule or regulation (whether of the State of Utah or other jurisdiction) which would cause the application of any law, rule or regulation other than of the State of Utah.

4.           Successors and Assigns.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.  This Agreement may not be assigned by any Party hereto, without the consent of the other Party.

5.           Authority.  Each of the Parties hereto represents to the other that: (a) it has the corporate power and authority to execute, deliver, and perform this Agreement; (b) the execution, delivery, and performance of this Agreement by it has been duly authorized by all necessary corporate actions and do not violate the provisions of any contract or applicable law; (c) it has duly and validly executed and delivered this Agreement; and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

6.           Severability.  If any provision of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.

7.           Counterparts.  This Agreement may be executed and delivered by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute but one and the same agreement.

AGREED TO AND EXCEPTED THIS 18th day of April, 2011.

EMERALD PEAK MINERALS, LLC

By:	/s/ Lance D’Ambrosio
Name:	Lance D’Ambrosio
Title:	CEO

AGREED TO AND EXCEPTED THIS 18th day of April, 2011.

PEAK MINERALS INC.

By:	/s/ Woods Silleroy
Name:	Woods Silleroy
Title:	Vice-President

2